Mail Stop 6010

August 3, 2006

Mr. David M. Sindelar
Chief Executive Officer
Viasystems, Inc.
101 South Hanley Road
St. Louis, MO   63105

Re: Viasystems, Inc.
        Form 10-K for the year ended December 31, 2005
        Filed March 31, 2006
        File No. 333-29727

Dear. Mr. Sindelar:

        We have completed our review of your Form 10-K and related filings and do not, at this
time, have any further comments.

                                Sincerely,

                                Martin F. James
                                Senior Assistant Chief Accountant